SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 27, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

PO Box 48134, RPO Queensborough, New Westminster, British Columbia, Canada, V3M 0A7

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. Second Quarter Financial Statements as at September 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown

Name: Lorne Brown

Title: Chief Financial Officer and Interim Chief Executive Officer

Date: November 26, 2008

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2008

Head Office:

P.O. Box 48134

RPO Queensborough

New Westminster

British Columbia

Canada V3M 0A7

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2008

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2008 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the six months or the quarters ended September 30, 2008 and September 30, 2007.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company`s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Financial Statement Basis of Presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements dated March 31, 2008.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 2,862	$ 14,854
Accounts receivable - net	120,967	165,431
Inventory	15,008	4,657
	138,837	184,942

Property Plant and Equipment
Continuing operations	96,931	102,492
Held for resale	1	1

Technology Interests	1	1
	$ 235,770	$ 287,436

LIABILITIES & SHAREHOLDERS` (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,361,358	$ 1,350,529
Due to related parties (note 5)	3,226,257	2,775,201
	4,587,615	4,125,730
Note payable	224,343	224,343
	4,811,958	4,350,073

SHAREHOLDERS` (DEFICIENCY)
Share Capital
Common shares	25,734,583	25,734,583
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	1,509,214	1,502,062
Deficit	(33,200,676)	(32,679,973)
	(4,576,188)	(4,062,637)
	$ 235,770	$ 287,436

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company`s audited financial statements dated March 31, 2008.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 95,842	$ 188,751	$ 37,627	$ 83,845
Cost of Sales	36,760	63,304	11,813	30,031
	59,082	125,447	25,814	53,814

Operating Expenses
General, administrative
and selling	331,219	339,605	182,786	177,620
Interest - current debt and other	116,045	79,621	60,693	42,134
Professional fees	51,890	56,671	39,042	56,445
Product marketing costs	37,941	104,481	23,924	43,885
Office rent, utilities and maintenance	25,255	20,681	13,039	10,576
Stock-based compensation	7,152	404,407	4,709	215,203
Amortization	5,561	6,386	2,781	3,193
Foreign exchange	4,723	25,921	9,582	9,669

	579,786	1,037,773	336,556	558,725

Loss for the period	(520,704)	(912,326)	(310,742)	(504,911)

Deficit, beginning of period	(32,679,972)	(31,273,810)	(32,889,934)	(31,681,225)

Deficit, end of period	(33,200,676)	(32,186,136)	(33,200,676)	(32,186,136)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.01)	(0.01)

From discontinued operations	0.00	0.00	0.00	0.00

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (520,704)	$ (912,326)	$ (310,742)	$ (504,911)

Add (Deduct):
Amortization	5,561	6,386	2,781	3,193
Stock-based compensation	7,152	404,407	4,709	215,203
Accrued Interest - Related Parties	113,728	79,621	59,390
	(394,263)	(501,533)	(243,862)	(286,515)
Add (Deduct) changes in:
Accounts receivable	44,464	9,778	25,715	5,639
Inventory	(10,351)	(14,507)	(12,164)	(20,115)
Accounts payable	10,829	18,209	19,001	35,579
	(349,321)	(488,053)	(211,310)	(265,412)
Financing Activities:

Due to related parties	337,329	474,869	177,552	236,782
Issuance of Common Shares	0	860	0	860
	337,329	475,729	177,552	237,642

Investing Activities	0	0	0	0
	0	0	0	0

Increase (Decrease) in Cash	(11,992)	(12,324)	(33,758)	(27,770)

Cash, beginning of period	14,854	23,358	36,620	38,804

Cash, end of period	$ 2,862	$ 11,034	$ 2,862	$ 11,034

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2008

1. Nature of business and ability to continue operations

The Company`s business focus remains the development of distribution of the Company`s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $33,200,676 and a Shareholders` Deficiency of $4,576,188 at September 30, 2008. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2008 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company`s principal revenue will be derived from its Type II diabetes drug currently distributed in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Mexican operating company, Pharmaroth Latin America S.A. de C.V., also markets the drug.

Revenue from product sales will be recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2008

3. Share Capital

Authorized

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2007		92,229,512	25,733,318	13,806,907	1,380,691

Stock options exercised for cash	$0.10	8,600	860

Options exercised for which stock-based
compensation has been recorded			405

Balance Mar 31 08 to Sept 30, 2008		92,238,112	25,734,583	13,806,907	1,380,691

Securities issued in the period:

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended September 30, 2008.

Outstanding Warrants to Purchase Common Shares as of September 30, 2008

No common share warrants were outstanding on September 30, 2008.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on September 30, 2008.

Stock Options Exercised in the Period

No stock options were exercised during the 6 months ended September 30, 2008.

Stock Options Granted in the Period

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008 (subsequent to the quarter end), the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2008

3. Share Capital (continued)

Outstanding Stock Options as at September 30, 2008:

Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	4,834,000	4,110,000	410,000	314,000
$0.10 Mar. 31, 2010	1,838,600	1,340,000	360,000	138,600

Outstanding as at September 30, 2008	6,947,600	5,450,000	1,045,000	452,600

A breakdown of outstanding options as at September 30, 2008 to Directors and Officers was as follows

Grant Date	12-Apr-07	1-Apr-08	Total
Exercise Date	12-Oct-07	31-Oct-08
Expiry Date	12-Oct-09	31-Mar-10
Option Price	$0.11	$0.10

Cheryl Rieveley, Director	340,000	120,000	460,000
Gale Belding, Director	430,000	120,000	550,000
Johan de Rooy, Director	360,000	120,000	480,000
Art Cowie, Director	150,000	420,000	570,000
The Estate of Robert Rieveley	2,660,000	500,000	3,160,000
Lorne Brown, CFO and Interim CEO	170,000	60,000	230,000

Total	4,110,000	1,340,000	5,450,000

4. Stock based compensation

Using the fair value method to value stock options, $7,152 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company`s share price of 58% and a weighted average risk free rate of 3.23%. The total cost of the stock-based compensation expense is being recognized over the period from the grant date to the vesting date.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2008

5. Related party transactions

Due to Related Parties
		Sept. 30, 2008	Mar 31, 2008
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company`s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended Sept. 30, 2008, $12,891 in interest was accrued.

		$ 335,162	$ 322,271
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	23,312	28,996
	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	16,677	9,189
		375,151	360,456

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 6 months ended Sept 30, 2008, the notes were increased by advances of $335,524

During the period, interest expense of $100,837 was accrued.	2,851,106	2,414,745
	2,851,106	2,414,745
Total	$ 3,226,257	$ 2,775,201

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
Management fees paid and accrued to an officer	$ 72,000
Salaries & Benefits	$ 89,890
Interest accrued on Notes Payable to related parties	$ 113,728
Services provided by Companies controlled by Insiders	$ 44,964

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:
Quarter Ended
Sept 30, 2008

Salaries and Benefits	$ 142,589
Management Fees	68,571
Investor Relations	46,812
Office Expenses	39,615
Communication, Travel and Promotion	14,439
Stock Exchange and Transfer Agent Fees	8,938
Bad Debts	10,255
Total	$ 331,219

Reconciliation of Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles

In the opinion of the Company there are no material differences between U.S. and Canadian Generally Accepted Accounting Principles (GAAP) that would have an impact on these financial statements.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2008

8. Subsequent Event

In November, 2008, the Company entered into a short-term demand loan agreement with a company controlled by the Company`s Chairman ("the Lender"). The Lender agreed to provide, at their sole discretion, up to $150,000. The Company agreed to repay the demand loan from the proceeds received from the sale of certain used plant equipment it owns from discontinued operations or from funds it receives from the issuance of debt or equity. The loan bears interest at 8% per annum payable monthly. As of November 25, 2008, the Company has drawn $30,000 of these funds.